Exhibit 99.1

Shoe Pavilion Announces a 5.5% Increase in Comp Store Sales for Fourth Quarter 2005

SHERMAN OAKS, Calif.–(BUSINESS WIRE)–Jan. 5, 2006–Shoe Pavilion, Inc. (Nasdaq:SHOE – News) today announced net sales increased 18.9% to $29.5 million for the thirteen-week fourth quarter period ended December 31, 2005, compared to net sales of $24.8 million for the thirteen-week fourth quarter period ended January 1, 2005. Comparable store net sales for the thirteen-weeks ended December 31, 2005 increased 5.5%.

Net sales for the 52-week fiscal year ended December 31, 2005 increased 19.5% to $102.5 million compared to net sales of $85.8 million for the 52-week fiscal year ended January 1, 2005. Comparable store net sales for the 52-week period ended December 31, 2005 increased 6.9%.

Dmitry Beinus, Chairman and CEO of the Company, stated, "I am extremely pleased with the comp store sales increases of 5.5% for the fourth quarter in light of the fact that last year's fourth quarter comp store sales were up 14.7%. It is also a milestone event for the Shoe Pavilion achieving revenues of over $100.0 million for the first time in the Company's history."

Shoe Pavilion is an independent off-price footwear retailer on the West Coast. It offers a broad selection of women's, men's and children's designer label and name brand footwear such as Converse, Reebok, Skechers and Nine West, typically at 20% to 60% below department store regular prices for the same shoes. The Company has 90 stores in California, Washington, Oregon, Nevada and Arizona.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This press release contains certain forward-looking statements that are subject to risks and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. These factors include, without limitation, competitive pressures in the footwear industry, changes in the level of consumer spending on or preferences in footwear merchandise, economic and other factors affecting retail market conditions, the Company's ability to purchase attractive name brand merchandise at reasonable discounts, the availability of desirable store locations as well as management's ability to negotiate acceptable lease terms and maintain supplier and business relationships and open new stores in a timely and cost effective manner. Other risk factors are detailed in the Company's filings with the Securities and Exchange Commission. The Company intends that these forward-looking statements to speak only at the time of this release and does not undertake to revise or confirm them as more information becomes available.

Contact:
Shoe Pavilion, Inc.
Neil T. Watanabe, 818-907 9975